UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K is a copy of the press release issued by Frontline Ltd. (the “Company”) on November 27, 2019, reporting the Company’s results for the third quarter and nine months ended September 30, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: December 4, 2019	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD. REPORTS RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2019
Frontline Ltd. (the “Company” or “Frontline”), today reported unaudited results for the three and nine months ended September 30, 2019:
Highlights
•	Reports a net loss of $10.0 million, or $0.06 per share, for the third quarter of 2019.
•	Reported spot average daily time charter equivalent (“TCE”) for VLCCs, Suezmax tankers and LR2 tankers in the third quarter were $22,900, $16,200 and $15,900, respectively.
•
For the fourth quarter of 2019, we estimate spot TCE of $64,800 contracted for 78% of vessel days for VLCCs, $49,400 contracted for 71% of vessel days for Suezmax tankers and $29,900 contracted for 74% of vessel days for LR2s. The estimated spot TCEs are provided on a load-to-discharge basis. In line with previous quarters, we expect the spot TCEs for the full quarter to be lower than the TCEs currently contracted, primarily due to the impact of ballast days at the end of the quarter.

•
In October 2019, the Company announced that it had extended its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of the Company’s shareholder, Hemen Holding Ltd. to May 2021.

•
In November 2019, the Company secured a commitment from ICBC Financial Leasing Co., Ltd (“ICBCL”) for a sale-and-leaseback agreement in an amount of up to $544.0 million, which is subject to final documentation.

•	Declared a cash dividend of $0.10 per share for the third quarter of 2019.
Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:
“We believe that tanker market fundamentals look encouraging and we have entered a period of substantially stronger vessel earnings. Our strategy has focused on increasing our spot exposure throughout the year and we believe this will be reflected in our results for the fourth quarter. While the brief spike in tanker rates made news headlines, it would not have been possible without a fundamentally tighter tanker market. We expect to see a dynamic and volatile market environment in the coming quarters and we will seek to opportunistically secure charter coverage if market strength persists.”
Inger M. Klemp, Chief Financial Officer of Frontline Management AS added:
“We are very pleased to have secured the financing commitment from ICBCL on highly attractive terms, which marks an important transaction between ICBCL and Frontline. Through this transaction we extend our capital sources at a very attractive capital cost, maintain our industry leading cash break-even rates and maximise potential cash flow per share after debt service.”
The average daily time charter equivalents (“TCE”) earned by Frontline in the quarter ended September 30, 2019, the prior quarters and in the year ended December 31, 2018 are shown below, along with spot estimates for the fourth quarter of 2019 and the estimated average daily cash break-even (“BE”) rates for the remainder of 2019:
Average daily time charter equivalents ("TCEs")
($ per day)		Spot			Spot estimates	% covered	Estimated average daily cash BE rates
	Q3 2019	Q2 2019	Q1 2019	2018	Q4 2019		2019
VLCC	22,900	25,600	35,700	18,300	64,800	78%	23,400
SMAX	16,200	16,200	28,200	17,300	49,400	71%	21,100
LR2	15,900	18,100	24,000	14,900	29,900	74%	16,100

The estimated average daily cash break-even rates are the daily TCE rates the vessels must earn in order to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses.

Spot estimates are provided on a load-to-discharge basis. The rates quoted are for days currently contracted. The actual rates to be earned in the fourth quarter of 2019 will therefore depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load to discharge basis. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize any costs during the uncontracted days up until the period end, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period.
For example, on August 27, 2019 the Company disclosed that spot TCE of $28,000 per day had been contracted for 83% of vessel days for our VLCCs. The number of ballast days at the end of the third quarter was higher than the uncontracted days on August 27, 2019 and no additional revenues were booked. Furthermore, due to the number of uncontracted days at the end of the period, costs have been recognized for those days. This resulted in a lower TCE per day by the end of the third quarter.
The load-to-discharge basis of accounting results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized.
When expressing TCE per day for the third quarter of 2019, the Company uses the total available days for the quarter and not just the number of days the vessel is laden.
The Fleet
As of September 30, 2019, the Company’s fleet consisted of 71 vessels, with an aggregate capacity of approximately 13.5 million DWT:
(i)	48 vessels owned by the Company (14 VLCCs, 16 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	three VLCCs that are under finance leases;
(iii)
10 Suezmax tankers to be acquired under the Sale and Purchase Agreement ("the SPA") with Trafigura Maritime Logistics (“TML”), a wholly owned subsidiary of Trafigura Group Pte Ltd. (“Trafigura”), of which five are currently recorded under finance leases and five will be recorded on closing of the Acquisition (as defined below);

(iv)	one VLCC that is recorded as an investment in finance lease;
(v)	two vessels chartered in from an unrelated third party; and
(vi)	seven vessels that are under the Company’s commercial management (three VLCCs, two Suezmax tankers, and two Aframax oil tankers)
As of September 30, 2019, the Company had entered into fixed rate time charter-out contracts for one LR2 tanker and three Suezmax tankers with expiry in Q1 2020 at average rates of $19,500 per day, $23,750 per day and $17,000 each per day plus profit split, respectively. Frontline had also agreed to charter five of the 10 Suezmax tankers to  be acquired under the SPA back to a subsidiary of Trafigura on three year time charters at a daily base rate of $28,400 with a 50% profit share above the base rate. The time-charter revenues, net of charter-hire expense, for the five vessels chartered back to Trafigura have been recorded as a reduction in the acquisition costs of the 10 vessels acquired under the SPA. Until closing of the transaction, revenues from these time charters, net of expenses, will not be reflected in our earnings. See note 4 to our condensed consolidated financial statements.
In May 2019, the Company entered into an agreement to purchase a scrubber-equipped Suezmax tanker resale under construction at Hyundai Samho Heavy Industries ("HSHI"), due for delivery in April 2020, at a cost of $65.4 million.
In June 2019, the Company entered into an agreement to purchase a scrubber-equipped VLCC resale under construction at HSHI, expected to be delivered  in May 2020, at a cost of $92.5 million.
In June 2019, the Company ordered two LR2 newbuildings from Shanghai Waigaoqiao Shipbuilding Co. Ltd. ("SWS"), China, expected to be delivered in January and March 2021 at a cost of $46.7 million each.
In August 2019, the Company entered into the SPA with Trafigura to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which holds the vessels (the “Acquisition”).
The Acquisition consideration consists of (i) 16,035,856 ordinary shares in Frontline at an agreed price of $8.00 per share that were issued upon signing; and (ii) a cash amount ranging from $538.2 million to $544.9 million, payable upon the closing of the Acquisition, which is targeted as soon as practically possible with December 15, 2019 being the earliest and March 15, 2020 being the latest expected date. Frontline has agreed to time charter the 10 vessels from Trafigura until closing of the Acquisition at a daily rate of approximately $23,000.

Newbuilding Program
As of September 30, 2019, the Company’s newbuilding program comprised one Suezmax tanker and one VLCC, which are expected to be delivered in April and May 2020 and two LR2 tankers, which are expected to be delivered in January 2021 and March 2021, respectively.
As of September 30, 2019, total instalments of $29.2 million had been paid and remaining commitments amounted to $222.0 million, of which we expect $6.3 million to be paid in 2019, $150.4 million to be paid in 2020 and $65.3 million to be paid in 2021.
In October 2019, the Company exercised the options for two additional LR2 newbuildings from SWS, expected to be delivered in October 2021 and January 2022, respectively at a cost of $46.7 million each.
As of November 26, 2019, Frontline has committed bank financing in place to finance the Suezmax tanker newbuilding and a loan amount of $42.9 million will be drawn in 2020. The Company is in discussions with banks to finance the VLCC newbuilding and the four LR2 newbuildings and is confident that it will be able to do so on favorable terms.
Financing Update
In August 2019, an affiliate of Hemen Holding Ltd. provided a guarantee to finance the cash amount of up to $547.0 million, payable at closing of the Acquisition. The facility matures three years after drawdown, carries a fixed interest rate of 5.5% per annum and has an amortization profile of 17 years. A guarantee fee of 0.625% was payable in the third quarter and an arrangement fee of 0.5% is payable on signing the final loan documentation in the event that the Company draws down on the facility. The commitment expires if financing documentation has not been executed on or before March 15, 2020. Subject to the completion of final documentation of the ICBCL financing arrangement (as described below), the Company will not proceed with this facility.
In October 2019, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. by six months to May 2021.
In November 2019, the Company signed a senior secured term loan facility in an amount of up to $42.9 million with Credit Suisse. The facility matures five years after delivery date and carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance the Suezmax tanker resale under construction at HSHI.
In November 2019, the Company secured a commitment from ICBC Financial Leasing Co., Ltd (“ICBCL”) for a sale-and-leaseback agreement in an amount of up to $544.0 million, which is subject to execution of final transaction documents to both parties' satisfaction. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 230 basis points and has an amortization profile of 17.8 years. It will finance the cash amount payable upon closing of the 10 Suezmax tankers to be acquired from Trafigura and includes purchase options for Frontline throughout the period with a purchase obligation at the end.
Corporate Update
In August 2019, the Company and Golden Ocean Group Limited ("GOGL") announced that they have entered into a non-binding term sheet to form a joint venture with Trafigura to establish a leading global supplier of marine fuels (the “JV”). A joint venture agreement was signed in November 2019, at which time, Frontline and GOGL acquired 15 percent and 10 percent interests in the JV, respectively and Trafigura contributed its existing physical bunkering activities to the JV. The JV will commence operations on January 1, 2020 and will act as the exclusive purchaser of marine fuels for Trafigura, Frontline and GOGL, as well as for certain entities affiliated with Hemen Holding Ltd, which is Frontline’s and GOGL’s largest shareholder.
The Board of Directors has decided to use its discretion and declare a cash dividend of $0.10 per share for the third quarter of 2019. The record date for the dividend will be December 11, 2019. The ex-dividend date is expected to be December 10, 2019 and the dividend will be paid on or about December 20, 2019.
Based on current market conditions, the Company expects the Board of Directors to announce a dividend for the fourth quarter of 2019, the amount of which is expected to be well in excess of the dividend declared for the third quarter of 2019
The Company had 192,616,032 ordinary shares outstanding as of September 30, 2019. The weighted average number of shares outstanding for the purpose of calculating basic earnings per share for the third quarter was 173,282,069, which excludes 16,035,856 shares issued to Trafigura under the SPA.

Third Quarter 2019 Results
The Company reports a net loss attributable to the Company of $10.0 million for the third quarter of 2019 compared with a net income of $1.1 million in the previous quarter. The net loss attributable to the Company adjusted for certain non-cash items was $10.1 million for the third quarter of 2019. The non-cash items consisted of a $0.7 million unrealized gain on marketable securities, a $2.0 million share of results of FMSI and a loss on derivatives of $2.6 million.
In June 2019, the Company sold 1.3 million shares of GOGL for proceeds of $6.6 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares of GOGL in September 2019 for $6.7 million. As partial settlement of the contract, the Company entered into a new forward contract to repurchase the shares in December 2019 for $7.6 million and received a net cash settlement of $1.2 million after adjustment for foreign exchange differences. This has been treated as a drawdown of debt.
Reconciliation of net (loss) income attributable to the Company adjusted for certain non-cash items¹:
(in millions of $)	Q3 2019	Q2 2019	Q1 2019	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Net income (loss) attributable to the Company	(10.0)	1.1	40.0	31.1	(34.3)
Add back:
Loss on termination of vessel lease, net of cash paid	—	—	—	—	5.8
Unrealised loss on marketable securities	—	—	1.4	1.4	0.3
Loss on derivatives	2.6	5.6	4.1	12.3	—

Less:
Gain on derivatives		—	—	—	(9.0)
Unrealised gain on marketable securities	(0.7)	(1.7)	—	(2.4)	(2.2)
Share of results of associated company	(2.0)	(0.8)	—	(2.8)	—
Release of accrued dry docking costs	—	—	—	—	(2.1)
Gain on sale of shares	—	—	—	—	(1.0)
Gain on termination of lease	—	—	—	—	(7.2)
Net income attributable to the Company adjusted for certain non-cash items	(10.1)	4.2	45.5	39.6	(49.7)
(in thousands)
Weighted average number of ordinary shares	173,282	170,069	169,821	171,056	169,809

(in $)
Basic earnings (loss) per share	(0.06)	0.01	0.24	0.18	(0.20)
Basic earnings per share adjusted for certain non-cash charges	(0.06)	0.02	0.27	0.23	(0.29)

1 This press release describes net income attributable to the Company adjusted for certain non-cash items and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). We believe the non-GAAP financial measures presented in this press release provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.

Strategy and Market Outlook
During the third quarter, fleet capacity started to show signs of becoming constrained, and rates slowly began to improve. There were obvious factors that contributed to this strength, most notably a continued geographical dislocation between oil supply and refiners, leading to higher tonne-miles. A record number of vessels were out of service during the third quarter due to periodic dry docking or scrubber installation, and this is expected to continue into 2020. Oil demand has been steady over time, US production growth remains strong, and the Company believes increased exports from the US, Brazil and Norway in 2020 will result in more volumes heading to Asia. These factors are in play whilst the largest expansion in world refinery capacity in the last 40 years is underway and IMO 2020 is about to kick in.
Crude oil demand growth forecasts have been gradually decreasing over the course of the year, with the IEA’s growth forecasts for 2019 and 2020 reducing to 1.0 and 1.2 million barrels per day. Notably, the IEA recently reiterated growth in the second half of 2020 may amount to as much as 1.6 million barrels per day. In addition, the IMO 2020 regulations are expected to be positive for demand as incremental crude oil will be required to meet the expected increase in demand for diesel.
The surge in tanker rates at the beginning of the fourth quarter reminded the market of the relationship between vessel supply and freight rates. Sanctions on the world’s largest owner of VLCCs caused panic in the tanker markets, driving freight rates to record levels. While the surge was short-lived, it could not have occurred without the presence of a constructive underlying market. Rates have remained at elevated levels thus far in the fourth quarter, and we expect a strong earnings environment for the balance of the year.
Interestingly, the improved tanker market conditions occurred as 61 newbuilding VLCCs were added to the global fleet thus far in 2019. An additional eight VLCCs are scheduled to be delivered this year, with 41 more to follow in 2020 before the orderbook declines to the lowest levels in over 20 years. The removal of the newbuilding delivery overhang, which has put pressure on the tanker market over the last several years, is a significant development, although a surge in new orders can of course quickly change this. The VLCC and Suezmax orderbooks are now significantly below the number of vessels aged 17.5 years and above.
The Company’s constructive market view is reflected in our recent vessel acquisitions and newbuilding orders. Most notably, our acquisition of 10 2019-built Suezmax tankers instantly added incremental earnings generation potential and has thus far proven to be timely. We are also pleased to further extend our relationship with Trafigura through our joint venture to form a leading global supplier of marine fuels. We expect that it will benefit the Company through mitigating risk relating to availability, timely delivery and quality of fuel supplies whilst ensuring competitive pricing. Given our positive market view over the recent quarters, we have maintained high spot exposure for our available operating days. A large majority of our vessels remain employed in the spot markets, we have secured three year time charter contracts for five of the 10 recently-purchased Suezmax tankers and will be opportunistic with respect to increasing our time charter coverage going forward.
Frontline has one of the largest and most modern fleets in the industry with an average age below four years. We believe we are well positioned for the implementation of the IMO 2020 regulations, for which we started preparation in 2017. Presently, one-third of Frontline's fleet has exhaust gas cleaning systems ("scrubbers") fitted, and half of our fleet will have scrubbers by the second quarter of 2020. We always remain focused on maintaining cost-efficient operations and low breakeven levels, which provide significant earnings potential in a strong market environment. Against the backdrop of an expectation for a healthy market for the balance of 2019 and into 2020, we believe we are well positioned to generate cash flows above breakeven levels and create value for our shareholders.

Conference Call and Webcast
On November 27, 2019 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers:
Norway	+47 2156 3162
Norway toll free	800 10392
UK	+44 (0) 203 009 5710
UK Toll Free	0 800 376 7425
USA	+1 917 720 0178
USA Toll Free	866 869 2321
Conference ID	5598374

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontline.bm, under the ‘Webcast’ link.
A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:
UK LocalCall	0 844 571 8951
UK FreeCall	0 808 238 0667
Std International	+44 (0) 333 300 9785
Norway	21 03 42 35
USA	+1 (917) 677-7532
USA Toll Free	+1 (866) 331-1332
Conference ID	5598374

Participant information required: Full name & company
Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.
We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
November 26, 2019

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2018 Jul-Sep	2019 Jul-Sep	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2019 Jan-Sep	2018 Jan-Sep	2018 Jan-Dec
188,774	187,640	Total operating revenues	619,323	525,216	742,266

7,909	3,841	Other operating gain (loss)	4,810	1,239	10,206

99,563	93,480	Voyage expenses and commission	281,656	283,063	377,772
(4,881)	(1,255)	Contingent rental (income) expense	(3,810)	(18,026)	(19,738)
31,311	44,233	Ship operating expenses	114,658	98,160	130,623
7,645	2,063	Charterhire expenses	6,307	16,135	21,244
9,220	11,016	Administrative expenses	31,896	27,989	37,294
30,724	29,829	Depreciation	85,548	94,270	122,566
173,582	179,366	Total operating expenses	516,255	501,591	669,761
23,101	12,115	Net operating income (loss)	107,878	24,864	82,711
160	342	Interest income	1,016	556	843
(24,602)	(23,082)	Interest expense	(69,767)	(70,314)	(93,275)
—	—	Gain on sale of shares	—	1,026	1,026
1,420	677	Unrealized gain (loss) on marketable securities	979	1,911	(3,526)
—	1,968	Share of results of associated company	2,810	—	246
311	623	Foreign currency exchange gain (loss)	450	(853)	(869)
1,971	(2,615)	Gain (loss) on derivatives	(12,297)	8,925	4,256
—	22	Other non-operating items	114	94	506
2,361	(9,950)	Net income (loss) before income taxes and non-controlling interest	31,183	(33,791)	(8,082)
(24)	(18)	Income tax expense	(35)	(97)	(316)
2,337	(9,968)	Net income (loss)	31,148	(33,888)	(8,398)
(96)	6	Net (income) loss attributable to non-controlling interest	3	(372)	(482)
2,241	(9,962)	Net income (loss) attributable to the Company	31,151	(34,260)	(8,880)
0.01	(0.06)	Basic earnings (loss) per share attributable to the Company ($)	0.18	(0.20)	(0.05)

2018 Jul-Sep	2019 Jul-Sep	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2019 Jan-Sep	2018 Jan-Sep	2018 Jan-Dec
2,337	(9,968)	Net income (loss)	31,148	(33,888)	(8,398)
14	(6)	Foreign exchange gain (loss)	64	903	893
14	(6)	Other comprehensive income (loss)	64	903	893
2,351	(9,974)	Comprehensive income (loss)	31,212	(32,985)	(7,505)

96	(6)	Comprehensive (income) loss attributable to non-controlling interest	(3)	372	482
2,255	(9,968)	Comprehensive income (loss) attributable to the Company	31,215	(33,357)	(7,987)
2,351	(9,974)	Comprehensive income (loss)	31,212	(32,985)	(7,505)

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Sep 30 2019	Dec 31 2018
ASSETS
Current assets
Cash and cash equivalents	103,834	66,484
Restricted cash	5,039	1,420
Marketable securities	1,090	836
Marketable securities pledged to creditors	9,117	8,392
Other current assets	197,884	231,113
Total current assets	316,964	308,245

Non-current assets
Newbuildings	29,658	52,254
Vessels and equipment, net	2,595,170	2,476,755
Vessels under finance lease, net	420,681	90,676
Right of use assets under operating leases	14,655	—
Investment in finance lease	10,822	10,979
Investment in associated company	6,056	6,246
Goodwill	112,452	112,452
Prepaid consideration	62,633	—
Other long-term assets	19,349	20,234
Total non-current assets	3,271,476	2,769,596
Total assets	3,588,440	3,077,841

LIABILITIES AND EQUITY
Current liabilities
Short term debt	129,236	120,479
Current portion of obligations under finance lease	286,885	11,854
Current portion of obligations under operating lease	6,997	—
Other current liabilities	102,714	81,885
Total current liabilities	525,832	214,218

Non-current liabilities
Long term debt	1,594,237	1,610,293
Obligations under finance lease	79,390	87,930
Obligations under operating lease	7,944	—
Other long-term liabilities	1,138	1,183
Total non-current liabilities	1,682,709	1,699,406

Commitments and contingencies
Equity
Frontline Ltd. equity	1,379,684	1,163,800
Non-controlling interest	215	417
Total equity	1,379,899	1,164,217
Total liabilities and equity	3,588,440	3,077,841

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2018 Jul-Sep	2019 Jul-Sep	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2019 Jan-Sep	2018 Jan-Sep	2018 Jan-Dec
		OPERATING ACTIVITIES
2,337	(9,968)	Net income (loss)	31,148	(33,888)	(8,398)
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
31,333	31,001	Depreciation and amortization of deferred charges	87,942	96,100	125,038
(8,052)	—	Other operating loss (gain)	—	(1,382)	(10,308)
(4,881)	(1,255)	Contingent rental (income) expense	(3,811)	(18,026)	(21,273)
—	10,331	Finance lease payments received	12,541	—	—
—	—	(Gain) on sale of shares	—	(1,026)	(1,026)
(1,420)	(677)	Unrealised (gain) loss on marketable securities	(979)	(1,893)	3,526
—	(1,968)	Share of results of associated company	(2,810)	—	(246)
(1,634)	2,974	(Gain) loss on derivatives	13,848	(8,212)	(3,190)
163	(161)	Other, net	493	1,856	743
(19,613)	(2,032)	Change in operating assets and liabilities	32,919	(22,051)	(38,695)
(1,767)	28,245	Net cash provided by operating activities	171,291	11,478	46,171

		INVESTING ACTIVITIES
(863)	(18,637)	Additions to newbuildings, vessels and equipment	(166,216)	(204,106)	(216,310)
—	—	Finance lease payments received	—	2,471	5,336
(6,000)	—	Investment in associated company	—	(6,000)	(6,000)
—	—	Return of loan to associated company	3,000	—	—
—	—	Proceeds from sale of shares	—	17,757	17,757
(6,863)	(18,637)	Net cash used in investing activities	(163,216)	(189,878)	(199,217)

		FINANCING ACTIVITIES
30,636	1,242	Proceeds from debt	146,007	273,872	298,871
(66,749)	(30,196)	Repayment of debt	(154,642)	(120,751)	(172,412)
(1,790)	(2,108)	Repayment of finance leases	(5,463)	(7,953)	(10,094)
—	41,699	Net proceeds from issuance of shares	51,015	—	85
—	—	Purchase of shares from non-controlling interest	(269)	—	—
—	(3,419)	Debt fees paid	(3,754)	—	—
—	—	Dividends paid	—	(386)	(386)
(37,903)	7,218	Net cash (used in) provided by financing activities	32,894	144,782	116,064

(46,533)	16,826	Net change in cash and cash equivalents and restricted cash	40,969	(33,618)	(36,982)
117,801	92,047	Cash and cash equivalents and restricted cash at start of period	67,904	104,886	104,886
71,268	108,873	Cash and cash equivalents and restricted cash at end of period	108,873	71,268	67,904

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2019 Jan-Sep	2018 Jan-Sep	2018 Jan- Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	169,821,192	169,809,324	169,809,324
Shares issued	22,794,840	—	11,868
Balance at end of period	192,616,032	169,809,324	169,821,192

SHARE CAPITAL
Balance at beginning of period	169,821	169,809	169,809
Shares issued	22,795	—	12
Balance at end of period	192,616	169,809	169,821

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	198,497	197,399	197,399
Stock compensation expense	438	818	1,025
Adjustment on repurchase of non-controlling interest	(70)	—	—
Shares issued	161,506	—	73
Balance at end of period	360,371	198,217	198,497

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning and end of period	1,090,376	1,090,376	1,090,376

OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	224	2,227	2,227
Other comprehensive income (loss)	64	903	893
Adjustment on adoption of changes in ASC 825	—	(2,896)	(2,896)
Balance at end of period	288	234	224

RETAINED DEFICIT
Balance at beginning of period	(295,118)	(272,503)	(272,503)
Net income (loss) attributable to the Company	31,151	(34,260)	(8,880)
Adjustment on adoption of ASC 606	—	(16,631)	(16,631)
Adjustment on adoption of changes in ASC 825	—	2,896	2,896
Balance at end of period	(263,967)	(320,498)	(295,118)

EQUITY ATTRIBUTABLE TO THE COMPANY	1,379,684	1,138,138	1,163,800

NON-CONTROLLING INTEREST
Balance at beginning of period	417	321	321
Net income (loss) attributable to non-controlling interest	(3)	372	482
Adjustment on repurchase of non-controlling interest	(199)	—	—
Dividend paid to non-controlling interest	—	(386)	(386)
Balance at end of period	215	307	417
TOTAL EQUITY	1,379,899	1,138,445	1,164,217

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL
Frontline Ltd. (the “Company” or “Frontline”) is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.
2. ACCOUNTING POLICIES
Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission on March 28, 2019.
Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2018, with the exception of certain changes noted below.
The Company has adopted ASC 842 effective January 1, 2019 using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. Based on the Company's analysis, the cumulative effect adjustment to the opening balance of accumulated deficit is zero because (i) the Company did not have any unamortized initial direct costs as of January 1, 2019 that needed to be written off; (ii) the Company did not have any lease incentives or accrued rental transactions that needed to be recognized; and (iii) the timing and pattern of revenue recognition under its revenue contracts that have lease and non-lease components is the same and even if accounted for separately, the lease component of such contracts would be considered operating leases.
The Company currently has three major categories of leases-in - chartered-in vessels, vessels under finance lease and leased office and other space. Upon adoption of ASC 842, the Company has recognized right-of-use assets and corresponding lease liabilities of $18.5 million on the balance sheet in relation to our operating leases, which have then been amortized during the nine months ended September 30, 2019. The Company does not expect the implementation of this standard to cause a material change in the Company's operating expenses in the fiscal year 2019. The Company has not elected the practical expedient to not separate lease and non-lease components for all of our leases where we are the lessee.
ASC 842 also allows lessees to elect as an accounting policy not to apply the provisions of ASC 842 to short term leases (i.e., leases with an original term of 12-months or less). Instead, a lessee may recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The accounting policy election for short-term leases shall be made by class of underlying asset to which the right of use relates. The Company has elected not to apply the provisions of ASC 842 to short term leases.
For arrangements where we are the lessor, the adoption of the new lease standard has not had a material impact on our financial statements. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus do not separate the non-lease component, or service element, from the lease.

3. EARNINGS PER SHARE
The components of the numerator and the denominator in the calculation of basic earnings per share are as follows:
(in thousands of $)	2019 Jan-Sep	2018 Jan- Sep	2018 Jan-Dec
Net income attributable to the Company	31,151	(34,260)	(8,880)

(in thousands)
Weighted average number of ordinary shares	171,056	169,809	169,810

The weighted average number of ordinary shares excludes the 16,035,856 shares issued to and beneficially owned by Trafigura as the shares are held in escrow under the terms of the SPA as of September 30, 2019.
4. TRAFIGURA TRANSACTION
In August 2019, the Company entered into a sale and purchase agreement with Trafigura to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which will hold the vessels (the “Acquisition”).
The Acquisition consideration consists of (i) 16,035,856 ordinary shares of Frontline at an agreed price of $8.00 per share issuable upon signing; and (ii) a cash amount ranging from $538.2 million to $544.9 million, payable upon the closing of the Acquisition, which  is targeted as soon as practically possible with December 15, 2019 being the earliest and March 15, 2020 being the latest expected date. Frontline has agreed to time charter-in all the 10 vessels from Trafigura until closing of the Acquisition at a daily rate of approximately $23,000. In addition Frontline has agreed to charter-out five of the vessels to Trafigura for a period of three years at a daily base rate of $28,400 plus 50% profit share. As part of the Acquisition, Frontline had options to acquire an additional four Suezmax tankers built in 2019 through the acquisition of a second special purpose vehicle. Frontline elected not to exercise the options in September 2019.
Upon commencement of the charters for the five vessels which the Company does not charter back to Trafigura, the Company has concluded that the charter-in constitutes a finance lease, due to the obligation to purchase the underlying asset, and has recognized a right-of-use asset and finance lease obligation. The lease obligation for these vessels on signing of the agreement includes the scheduled charter payments and the cash amount to be paid on closing of between $269.2 million and $272.5 million, discounted using the rate implicit in the lease. On issuance of the shares on August 23, 2019, the Company initially recorded a prepaid expense of $63.5 million, based on the grant date fair value of the shares of $7.92 per share, which has subsequently been adjusted to the right-of-use asset on commencement of the leases. The Company has recognized a right-of-use asset of $339.0 million and a finance lease obligation of $275.4 million in respect of these vessels as of September 30, 2019. Depreciation of $0.8 million and finance lease interest expense of $0.8 million has been recognized in the third quarter in relation to these vessels. The weighted average discount rate for these finance leases is 4.36%.
For the five vessels chartered back to Trafigura, the Company has determined that the charter-in of the vessels has not commenced as of September 30, 2019, as control of the right-of-use asset does not transfer to Frontline until closing of the Acquisition as a result of the lease back to Trafigura. The Company has allocated 8,017,928 of the shares issued to the purchase consideration for these vessels, which has been recognized as prepaid acquisition cost. The grant date fair value of these shares was $63.5 million, based on a share price of $7.92. In addition, the Company has a commitment to pay a cash amount ranging from $269.0 million to $272.4 million on closing of the Acquisition. The net difference between the cash amounts paid and received on the charter-in and charter-out of these vessels has been treated as a reduction of the transaction price for all of the vessels. $0.9 million of profit on the charter-in and charter-out has been deferred until closing of the Acquisition and is shown net of the prepaid acquisition cost.

5. NEWBUILDINGS
As of September 30, 2019, the Company’s newbuilding program comprised one Suezmax tanker and one VLCC, which are expected to be delivered in April and May 2020, and two LR2 tankers, which are expected to be delivered in January and March 2021.
As of September 30, 2019, total instalments of $29.2 million have been paid and remaining commitments amounted to $222.0 million, of which we expect $6.3 million to be paid in 2019, $150.4 million to be paid in 2020 and $65.3 million to be paid in 2021.
In January 2019, the Company took delivery of the VLCC newbuilding Front Defender and in April 2019, the Company took delivery of the VLCC newbuilding Front Discovery.
6. DEBT
The Company drew down $55.3 million in January 2019 under its $110.5 million term loan facility with Credit Suisse in connection with the delivery of one VLCC.
In April 2019, the Company signed an amendment to its $110.5 million term loan facility with ING for a separate tranche of $4.1 million to finance the exhaust gas cleaning systems ("EGCS") to be installed on one VLCC on the same terms as the existing. The additional tranche was subsequently drawn in April 2019, along with the delivery tranche of $55.3 million.
In June 2019, the Company signed amendments to two senior secured term loan facilities with Credit Suisse financing four VLCC’s to increase the committed amount under each facility by up to $15.0 million, or $30.0 million in total. The additional $30.0 million was subsequently drawn down in June 2019.
The Company repaid $66.0 million in the nine months ended September 30, 2019 under its senior unsecured facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. As of September 30, 2019, $155.0 million remains available and undrawn.
7. MARKETABLE SECURITIES
In June 2019, the Company sold 1.3 million shares of Golden Ocean for proceeds of $6.6 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares of Golden Ocean in September 2019 for $6.7 million. As partial settlement of the contract, the Company entered into a new forward contract to repurchase the shares in December 2019 for $7.6 million and received a net cash settlement of $1.2 million after adjustment for foreign exchange differences. This has been treated as a drawdown of debt.
8. INVESTMENT IN ASSOCIATED COMPANY
In January 2019, Frontline announced that its ownership interest in Feen Marine Scrubbers Inc ("FMSI") had increased to 28.9% following the purchase by FMSI of a 30.8% stake in FMSI from Bjørnar Feen, one of FMSI’s founders.
In January 2019, FMSI repaid $3.0 million of a $6.0 million interest free loan extended by Frontline to FMSI in July 2018.
A share of results of FMSI of $2.8 million was recognized in the nine months ended September 30, 2019.
9. SHARE CAPITAL
The Company had an issued share capital at September 30, 2019 of $192,616,032 divided into 192,616,032 ordinary shares (December 31, 2018: $169,821,192 divided into 169,821,192 ordinary shares) of $1.00 par value each.
In July 2018, the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of Frontline through an at-the-market share offering ("ATM"). In the second quarter of 2019, the Company issued 1,146,900 shares for combined proceeds of $9.3 million. In the third quarter of 2019, the Company issued 5,612,084 shares for combined proceeds of $48.0 million, of which $41.7 million was received as of September 30, 2019.
In August 2019, the Company issued 16,035,856 shares at a closing share price of $7.92 as a part of the consideration for the Acquisition.

10. RELATED PARTY TRANSACTIONS
At September 30, 2019, the Company leased three of its vessels from SFL Corporation Ltd. ("SFL"), formerly Ship Finance International Limited, a company under the significant influence of the Company’s largest shareholder. The Company pays SFL profit share based on the earnings of these vessels. Profit share arising in the nine months ended September 30, 2019 was $1.5 million, which was $3.8 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the Company's merger with Frontline 2012.
In the nine months ended September 30, 2019 the Company repaid $66.0 million under its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen Holding Ltd., the Company's largest shareholder.
In the nine months ended September 30, 2019 the Company paid or accrued amounts totalling $7.4 million due to FMSI in relation to the installation of EGCS on its owned and leased vessels.
In January 2019, FMSI repaid $3.0 million of a $6.0 million interest free loan extended by Frontline to FMSI in July 2018.
In August 2019, an affiliate of Hemen Holding Ltd. provided a guarantee to finance the cash amount of up to $547.0 million, payable at closing of the acquisition of the 10 Suezmax tankers from Trafigura. The facility matures three years after drawdown, carries a fixed interest rate of 5.5% per annum and has an amortization profile of 17 years. A guarantee fee of 0.625% was payable and an arrangement fee of 0.5% is payable on signing the final loan documentation in the event that the Company draws down on the facility. The commitment expires if financing documentation has not been executed on or before March 15, 2020. Subject to the completion of final documentation of the ICBCL financing arrangement (as described below), the Company will not proceed with this facility. The $3.4 million guarantee fee was paid in the third quarter.
Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.
11. COMMITMENTS AND CONTINGENCIES
As of September 30, 2019, the Company’s newbuilding program comprised one Suezmax tanker, one VLCC and two LR2 tankers.
As of September 30, 2019, total instalments of $29.2 million have been paid and remaining commitments amounted to $222.0 million, of which we expect $6.3 million to be paid in 2019, $150.4 million to be paid in 2020 and $65.3 million to be paid in 2021.
As of September 30, 2019, the Company has committed to the installation of EGCS on 14 vessels owned by the Company, with a financial commitment of $9.6 million, excluding installation costs. The Company has also agreed with SFL to equally share the equipment and installation cost of EGCS on two VLCCs chartered from SFL. The Company's remaining commitment on these vessels is nil, excluding installation costs. These remaining commitments are due in 2019.
As of September 30, 2019, the Company has committed to the installation of Ballast Water Treatment Systems on seven vessels, with a remaining commitment of $3.6 million excluding installation costs, which is due in 2019.
As of September 30, 2019, the Company has committed to the purchase of a special purpose company, which will hold 10 Suezmax tankers as a result of the Acqusition from Trafigura. The cash amount due to Trafigura on closing of the Acquisition ranges from $538.0 million to $544.9 million.

12. SUBSEQUENT EVENTS
In October 2019, the Company announced that it has extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. by 6 months to May 2021.
In October 2019, the Company announced that FMSI and Clean Marine AS have entered into a term sheet pursuant to which the entities will effect a business combination to create a leading provider of EGCS. Following the transaction, Frontline will own a 14.45% interest in the combined company.
In October 2019, the Company announced that the Equity Distribution Agreement is now completed and the Company has issued in total 11,049,141 ordinary shares and raised total proceeds of $100 million under the Equity Distribution Agreement.
In October 2019, the Company exercised the options for two additional LR2 newbuildings from SWS, expected to be delivered in October 2021 and January 2022 at a cost of $46.7 million each.
In November 2019, the Company signed a senior secured term loan facility in an amount of up to $42.9 million with Credit Suisse. The facility matures five years after delivery and carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance the Suezmax tanker resale under construction at HSHI.
In November 2019, the Company secured a commitment from ICBC Financial Leasing Co., Ltd (“ICBCL”) for a sale-and-leaseback agreement in an amount of up to $544.0 million, which is subject to execution of final transaction documents to both parties' satisfaction. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 230 basis points and has an amortization profile of 17.8 years. It will finance the cash amount payable upon closing of the 10 Suezmax tankers to be acquired from Trafigura and includes purchase options for Frontline throughout the period with a purchase obligation at the end.